CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$875,000	$34.39

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $311,736.58 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $34.39 offset against the registration fee due for this offering and of which $311,702.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1401 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-X dated April 18, 2008	Registration Statement No. 333-130051 Dated July 9, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $875,000 Return Enhanced Notes Linked to the S&P MidCap 400® Index due February 12, 2010

General

  The notes are designed for investors who seek a return of two times the appreciation of the S&P MidCap 400® Index up to a maximum total return on the notes of 27% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 12, 2010†.
  Payment is linked to the S&P MidCap 400® Index as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 9, 2008 and are expected to settle on or about July 14, 2008.

Key Terms

Index:	The S&P MidCap 400® Index (“MID”) (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:

If the S&P MidCap Closing Level is greater than the S&P MidCap Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the S&P MidCap Return multiplied by 2, subject to a Maximum Total Return on the notes of 27%. For example, if the S&P MidCap Return is more than 13.50%, you will receive the Maximum Total Return on the notes of 27%, which entitles you to a maximum payment at maturity of $1,270 for every $1,000 principal amount note that you hold. Accordingly, if the S&P MidCap Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (S&P MidCap Return x 2)]

Your investment will be fully exposed to any decline in the Index. If the S&P MidCap Closing Level declines from the S&P MidCap Starting Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the S&P MidCap Starting Level. Accordingly, if the S&P MidCap Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x S&P MidCap Return)
You will lose some or all of your investment at maturity if the S&P MidCap Closing Level declines from the S&P MidCap Starting Level.
S&P MidCap Return:	S&P MidCap Closing Level – S&P MidCap Starting Level S&P MidCap Starting Level
S&P MidCap Starting Level:	The Index closing level on the pricing date, which was 786.61.
S&P MidCap Closing Level:	The Index closing level on the Observation Date.
Observation Date:	February 9, 2010†
Maturity Date:	February 12, 2010†
CUSIP:	48123LGK4
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-X.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 39-X and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 39-X, the information in footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$34.20	$965.80

Total	$875,000	$29,925	$845,075

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $34.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Underwriting” beginning on page PS-139 of the accompanying product supplement no. 39-X.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 9, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-X dated April 18, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 8, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-X, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-X dated April 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408023242/v111123_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive S&P MidCap Return by two, up to the Maximum Total Return on the notes of 27%, or $1,270 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P MIDCAP 400® INDEX — The return on the notes is linked to the S&P MidCap 400® Index. The S&P MidCap 400® Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segment (between approximately $1 billion to $4 billion) of the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P MidCap 400® Index” in the accompanying product supplement no. 39-X.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-X. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P MidCap 400® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-X dated April 18, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the S&P MidCap Return is positive or negative. Your investment will be fully exposed to any decline in the S&P MidCap Closing Level, as compared to the S&P MidCap Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the S&P MidCap Closing Level is greater than the S&P MidCap Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 27%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P MidCap 400® Index	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an S&P MidCap Starting Level of 800 and reflect the Maximum Total Return on the notes of 27%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

S&P MidCap Closing Level	S&P MidCap Return	Total Return

1440.00	80.00%	27.00%
1320.00	65.00%	27.00%
1200.00	50.00%	27.00%
1120.00	40.00%	27.00%
1040.00	30.00%	27.00%
960.00	20.00%	27.00%
920.00	15.00%	27.00%
908.00	13.50%	27.00%
880.00	10.00%	20.00%
840.00	5.00%	10.00%
820.00	2.50%	5.00%
800.00	0.00%	0.00%
760.00	-5.00%	-5.00%
720.00	-10.00%	-10.00%
640.00	-20.00%	-20.00%
560.00	-30.00%	-30.00%
480.00	-40.00%	-40.00%
400.00	-50.00%	-50.00%
320.00	-60.00%	-60.00%
240.00	-70.00%	-70.00%
160.00	-80.00%	-80.00%
80.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the S&P MidCap Starting Level of 800 to an S&P MidCap Closing Level of 840. Because the S&P MidCap Closing Level of 840 is greater than the S&P MidCap Starting Level of 800 and the S&P MidCap Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 27%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index increases from the S&P MidCap Starting Level of 800 to a S&P MidCap Closing Level of 960. Because the S&P MidCap Closing Level of 960 is greater than the S&P MidCap Starting Level of 800 and the S&P MidCap Return of 20% multiplied by 2 exceeds the Maximum Total Return of 27%, the investor receives a payment at maturity of $1,270 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the S&P MidCap Starting Level of 800 to a S&P MidCap Closing Level of 640. Because the S&P MidCap Closing Level of 640 is less than the S&P MidCap Starting Level of 800, the S&P MidCap Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P MidCap 400® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the weekly Index closing level from January 3, 2003 through July 3, 2008. Due to the Independence Day holiday on July 4, 2008, the following graph shows the Index closing level of the S&P MidCap 400® Index through July 3, 2008. The Index closing level on July 9, 2008 was 786.61. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P MidCap 400® Index	PS-4